FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of December 2003

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated December 17, 2003, announcing the appointment of a Vice President Finance and a Vice President Financial Planning and Treasury and the resignation of Yoav Leibovitch, Registrant’s Chief Financial Officer.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Oren Most —————————————— Ore Most President and CEO

Dated: December 22, 2003

Dec 17, 2003

Gilat Appoints Tal Payne, Vice President Finance; Yaron Suher, Vice President Financial Planning & Treasury;Yoav
Leibovitch resigns as Gilat’s Chief Financial Officer

PETAH TIKVA, Israel – December 17, 2003 – Gilat Satellite Network, Ltd. (NASDAQ: GILTF), a worldwide leader in satellite networking technology, announced today that Mr. Yoav Leibovitch, CFO of the Company, would be leaving his position to pursue other career opportunities. Mr. Leibovitch has served as the Company’s CFO and Vice President for Finance and Administration since joining Gilat in 1991.

Mr. Leibovitch contributed greatly to the Company’s development and growth over the years. In his key position as the Company’s top financial person, he had a major impact on Gilat’s success in the market during the 1990‘s, as well as in the efforts to restructure Gilat’s debt in 2003. In addition, he was instrumental in assisting the new management to formulate Gilat’s turnaround plan. Gilat’s management expressed its appreciation to Mr. Leibovitch for his contribution over the last 13 years to the development and success of the Company and to the turnaround plan, and wished him continued success in his future plans.

“I have been pleased to have been part of the Gilat management team for the past thirteen years. I am leaving the Gilat family after the successful restructuring of Gilat’s debt and the formulation of its turnaround plans which have positioned the company for future success,” said Mr. Leibovtich.

In Mr. Leibovitch’s place, Gilat’s management has appointed Ms. Tal Payne, Vice President, Finance and Mr. Yaron Suher Vice President, Financial Planning and Treasury. The changes will be implemented in the coming weeks.

Ms. Tal Payne has been serving as Gilat’s Financial Director. Prior to joining Gilat, Ms. Payne served as a CPA and Manager for Kesselman & Kesselman, PriceWaterhouseCooper’s Israel office . She has a BA in Economics and Accounting as well as advanced studies in accounting, from Tel Aviv University.

Mr. Yaron Suher has been serving as Gilat’s Director, Financial Planning and Analysis. Prior to joining Gilat, Mr. Suher worked as a senior economist for Teva Pharmaceuticals and as an analyst for Poalim Trust Funds. He has an MBA in Finance and a BA in Economics, both from Bar-Ilan University.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with nearly 400,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 70 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner with SES GLOBAL, and Alcatel Space and SkyBridge LP, subsidiaries of Alcatel, in SATLYNX, a provider of two-way satellite broadband services in Europe. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Inquiries:
Tim Perrott
Tel: +1703-848-1515

Gilat Media Contact:
Barry Spielman,
Director Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com